FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Interim Business Report first half of the fiscal year ending March 31, 2005

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 10, 2004

Commission File Number      09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2004

MITSUI & CO., LTD.
By:	/s/ Tasuku Kondo
	Name:	Tasuku Kondo
	Title:	Executive Director Executive Vice President Chief Financial Officer

To Our Shareholders

Interim Business Report First half of the fiscal year Ending March 31, 2005

To Our Shareholders:

We regret to report on the discovery that false data had been produced and submitted to the Tokyo Metropolitan Government with respect to products manufactured by our wholly owned subsidiary, resulting in the provision of products whose filtration ratios did not meet the regulatory standard. The product is Diesel Particulate Filter (“DPF”), which reduces the particulate matters contained in the emissions of diesel vehicles. We express our utmost regret to our shareholders, as well as all other parties concerned, for the occurrence of this incident.

While making best efforts to fully investigate this incident, we will undertake to replace our DPFs for free by engaging in a series of activities, including, supplying products of other manufacturers, reforming our existing products and developing alternative products.

In order to prevent the recurrence of similar cases in the future, we will carry out a company-wide effort to reinforce the existing compliance programs and to ensure higher corporate ethics, and ask for the kind understanding and support of our shareholders.

Shoei Utsuda
President and Chief Executive Officer

December 6, 2004

MITSUI & CO., LTD.

Interim Business Report

First half of the fiscal year
ending March 31, 2005

April 1, 2004 to
September 30, 2004

The 86th financial year of Mitsui & Co., Ltd.

Translated document
This report has been prepared in English solely for the convenience of foreign readers, based on the Chukanhokokusho for the first half of Mitsui’s 86th year. The original statements in Japanese are definitive.

From the President

We are delighted to bring you our Interim Business Report for the 86th year of Mitsui & Co., Ltd. (“Mitsui”), the fiscal year ending March 31, 2005.

In the interim period from April 1, 2004 to September 30, 2004 we achieved record results, with consolidated net income of 62.1 billion yen and unconsolidated net income of 40.6 billion yen. In reflection of these results we revised our full year consolidated net income forecasts upwards to 110.0 billion yen.

The interim dividend payment has also been increased to 5 yen per share, 1 yen per share higher than for the previous interim period. Moreover, based on our new dividend policy of targeting a consolidated payout ratio of 20%, we intend to increase the final dividend for the year above the 8 yen per share paid in the previous fiscal year by improving our business performance. Achieving our consolidated net income target of 110.0 billion yen would equate to a dividend of 14 yen per share for the full year.

In the second half of this year we will continue making every effort to build the earning power of Mitsui. We look forward to your support.

Shoei Utsuda
President and Chief Executive Officer

December 2004

Contents

From the President	2
Operating Environment	3
General Economic Conditions
The Japanese Economy
Recognition of our Operating Environment
Management Policy and New Medium-term
Strategic and Financial Plan	4
Management Philosophy
New Medium-term Strategic and Financial Plan
Corporate Social Responsibility (CSR)	8
Basic Approach to CSR
Support for United National Global Compact
Operating Performance	9
Consolidated Interim Operating Results
Trends in Company Performance (Consolidated)
Trends in Company Performance (Non-consolidated)
Group Information	12
Principal Business
Principal Offices and Trading Subsidiaries
Affiliated Companies of Mitsui & Co., Ltd.
Employees
Shares of Mitsui & Co., Ltd.
Directors and Corporate Auditors	13
Executive Officers	15
Consolidated Balance Sheets	17
Statements of Consolidated Income	19
Statements of Consolidated Cash Flow	21
Operating Segment Information	23
Non-Consolidated Balance Sheets	25
Non-Consolidated Statements of Income	27

Operating Environment

General Economic Conditions

Global economic conditions improved during the interim period under review, with growth in the major developed economies as well as in emerging countries such as China, India, and Russia. Contributing factors included the effects of historically low interest rates, higher demand for digital home appliances such as flat-screen televisions, a recovery in demand for personal computers and other IT-related items, and significant growth in demand for motor vehicles and infrastructure developments particularly in China but also in other emerging economies. These factors contributed to a substantial increase in global trade, with a considerable lift in commodity markets such as oil and mineral resources. In addition, momentum grew in corporations’ efforts to engage constructively in CSR (corporate social responsibility).

The Japanese Economy

The Japanese economy continued to recover, underpinned by strong exports and capital expenditure. Key contributing factors included global growth in demand for highly competitive Japanese products such as digital electronics and hybrid vehicles, and strong ongoing growth in Japan’s key export markets in Asia. Personal consumption also showed a mild upturn, with recovery in the labor market and stronger consumer sentiment. Increased activity in international commodity markets led to higher prices for raw and intermediate materials, but the impact of this on finished product prices was delayed and consumer prices remained weak.

Japan’s economic recovery is characterized by progress in the clearing up non-performing loans in the financial sector, widespread corporate restructuring, and other aspects of longer-term economic reform that have strengthened corporate financial fundamentals. More stable and sustainable economic growth can be expected, as quantitative monetary easing continues, the government undertakes further fiscal and regulatory reform, and individual companies pursue their own reform programs and direct resources into growth areas.

Recognition of our Operating Environment

As the pace of globalization increases, the influence of new and rapidly developing economies, in particular the so-called BRICS countries of Brazil, Russia, India and China, is rapidly growing. At the same time the unification of regional economies is progressing in Asia, Europe and the Americas. The ongoing infiltration of information technology into every industry, meanwhile, is propelling a shift from supply-driven economies to consumer-driven economies. In addition, global trends concerning health, safety and environmental protection are strengthening, and companies are increasingly expected to demonstrate high levels of accountability and transparency.

Based on awareness of the operating environment as described above, Mitsui is engaging in a range of activities with the aim of further increasing earnings growth.

Management policy and New Medium-term Strategic and Financial Plan

Management Philosophy

In August of this year we elaborated our management philosophy to create the following Mission, Vision and Values.

Mission
We will contribute to the creation of a future where the dreams of the inhabitants of our irreplaceable Earth can be fulfilled.

Vision
We aim to become a global business enabler that can meet the needs of our customers throughout the world.

Values
●	Making it a principle to be fair and humble, we, with sincerity and in good faith, will strive to be worthy of the trust society places in us.

●	With lofty aspirations and from an honest perspective, we will pursue business that benefits society.

●	Always taking on the challenge of new fields, we will dynamically create business that can lead the times.

●	Making the most of our corporate culture that fosters “Freedom and Open-mindedness,” we will fully demonstrate our abilities as a corporation as well as individuals.

●	In order to nurture human resources full of creativity and a superior sense of balance, we will provide our people with a workplace for self-development as well as self-realization.

In line with this management philosophy, we are currently in the process of reshaping our operations with aim of making use of our business engineering capabilities and worldwide network to generate new value as a global business enabler. Through measures such as revising our business structure and allocating resources to areas of strategic importance we are seeking to increase earning power and maximize corporate value.

New Medium-Term Strategic and Financial Plan

(1) Summary of Medium-term Strategic and Financial Plan to March 31, 2006

In the previous fiscal year, ended March 2004, we achieved record consolidated net income of 68.4 billion yen. At the same time we made steady and substantial qualitative improvements through measures such as creating more effective management and sales structures, allocating management resources to areas of strategic importance, reviewing subsidiaries and related companies, and engaging in business process engineering. Based on these results, in May 2004 we announced Global Growth 2006, our new medium-term strategic and financial plan for the two years to March 31, 2006 that provides a blueprint for a new stage of growth across our entire organization. The key elements of this plan are as follows.

1. Quantitative targets

Mitsui’s target for the final year of the plan, ending March 2006, is consolidated net income of 100 billion yen with a 9% return on equity and a net debt-to-equity ratio of around 3 times. Our aim is to maintain strong financial fundamentals while expanding our earnings foundation to generate sustainable growth.

2. Key initiatives

Key initiatives in Global Growth 2006 include the following.

(a) Continuously reviewing Mitsui’s business portfolio
With the aim of making optimum use of our available management resources, we will concentrate on and invest in core and growing business areas, continuously review subsidiaries and associated companies, and reallocate human resources. Specific measures over the two years to March 2006 include 400 billion yen of investment, comprising 300 billion yen in core mineral, energy and plant project business, with 100 billion yen being targeted towards fueling growth in key strategic areas such as retail and foods businesses, consumer products and services businesses, lifestyle-related businesses, and automobile-related businesses.

(b) Developing a new growth model and leveraging our comprehensive capabilities
We intend to generate further growth, strengthening our existing core businesses while anticipating structural changes within Japan and around the world to take the lead in developing new business opportunities. Through the three strategies of value chain, cross border, and innovation we intend to make powerful use of our comprehensive group capabilities.

(c) Implementation of global strategy
In response to the development of unified regional economies in Asia, Europe and the Americas, we will strengthen operations in growth areas such as Greater China, Central and Eastern Europe, Russia /CIS, Brazil and Chile, forming strategic alliances with leading domestic and international companies as appropriate. At the same time we will take steps to inculcate the Mitsui culture throughout our operations, training and recruiting people globally.

(d) Strengthening corporate governance and CSR
We will strengthen corporate governance and internal controls and focus on CSR in our business management processes, with the aim of increasing the quality and transparency of our management processes and meeting the trust placed in us by stakeholders.

(2) Initiatives during the six-month period ended September 30, 2004

During the fiscal period under review, specific measures implemented based on the medium-term strategic and financial plan outlined above were as follows.

1. Enhancement of management system

Corporate governance and internal control has been strengthened through the following measures.

●	In April this year three advisory committees to the board of directors (the Governance Committee, the Nomination Committee, and the Remuneration Committee) were introduced while maintaining the corporate auditor system.

●	The term of appointment for directors and executive officers has been reduced, and the number of external directors increased.

●	In working toward the establishment of a consolidated compliance system covering domestic and international Group businesses—including compliance with the Sarbanes-Oxley Act and other responsibilities—an Internal Control Committee was established in April 2004.

●	Also in April 2004 a CSR Promotion Committee was established. (Further information on Mitsui’s approach to CSR management systems can be found on page 8 of this document).

2. Reorganization of business units

In April 2004 we adopted the following organizational structure, with the aim of increasing speed and efficiency in executing our global strategy, and optimizing the allocation of management resources from a groupwide perspective.

●	We reorganized business units and reduced them in number from 19 to 13.

●	We created a Consumer Services Business Unit, containing operations that reflect the rapid expansion in Japan of service industries such as knowledge-based businesses, health care and services to the elderly. The mission of this unit is to develop new business models based on identifying consumer needs.

●	With the aim of building on our global logistics capability as a general trading company and developing new business opportunities, a separate Transportation Logistics Business Unit has been created.

●	We have also taken steps to enhance the efficiency and capabilities of our domestic business network by introducing a new management structure in April 2004 in which each Chief Operating Officer (instead of the general manager of each branch or office) is responsible for the management of business activities in domestic branches and offices based on product lines.

3. Strategic allocation of management resources

We have continued to prioritize the allocation of resources into core and growth business areas. Specific examples include:

●	Acquiring interests in the development of the Enfield oil project in Western Australia

●	Participating in the acquisition of the overseas power plant portfolio held by US company Edison Mission Energy

●	Investing in Quintiles Transnational Japan, a company that provides outsourcing services for the pharmaceutical industry

●	Forming a capital and business alliance with Duskin Co., Japan’s leading home services provider

4. Boosting consolidated Group value: rigorous review of subsidiaries and associated companies

In the fiscal year ended March 31, 2004 we undertook a comprehensive review of 702 subsidiaries and associated companies throughout the Group, and having decided to exit from 190 of these took definitive action on 104 companies. Out of approximately 50 companies scheduled for exit during the year ending March 31, 2005, we have taken definitive action on 19 companies during the interim period under review.

5. Executing our Global strategy: Start of Pan-Asian management organization

Since the entry of China and Taiwan into the WTO we have placed increasing importance on the growing Greater China and Association of Southeast Asian Nations (ASEAN) free trade regions. In October 2004 we appointed a Regional Managing Director, Asia, who supervises the operations of foreign trading subsidiaries and branches in Asia, with the aim of enhancing the gaining and sharing of knowledge within the region to allow better leveraging of our capabilities and promote a new stage of business expansion in the region.

6. Business Process Re-engineering

Over the past three years, we have been carrying out Business Process Re-engineering with the aim of standardizing our business procedures through the use of Enterprise Resource Planning. The objectives are to improve productivity and enhance knowledge sharing, thereby enabling faster management decisions and value creation. In April 2004 we began operations at our Shared Service Center, which handles all cash settlements and delivery tasks in Mitsui, and in November 2004 we plan to begin full-scale operation of MICAN, a new information system infrastructure.

Corporate Social Responsibility (CSR)

Basic Approach to CSR
We fully recognize the importance of CSR as a management issue, and are committed to CSR management systems. In April 2004 we established a CSR Promotion Committee with members from a range of functions, which is the central body coordinating our CSR-oriented management program and CSR initiatives. In pursuit of socially responsible management we believe it is important to strengthen our management foundation of corporate governance and internal controls, to increase each employee’s awareness of CSR and commitment to Mitsui’s mission, vision and values, and to create an environment in which people do good work. In September 2004 we published Mitsui’s Basic Approach to CSR, as one part of measures to raise awareness of CSR among all employees.

Mitsui’s Basic Approach to CSR
1)	We aim to carry out our business activities with integrity, working to continuously raise our corporate value by giving due consideration to both our economic role and our role in society and remaining highly aware of our relationship with the environment.
2)	We seek to increase each employee’s awareness of CSR, and by further strengthening corporate governance and internal control build a strong CSR-based management foundation as a company that actively contributes to society.
3)	We place high value on dialogue with stakeholders. We intend to engage in a continuous cycle of explanation to stakeholders, feedback from stakeholders, and subsequent improvement of our CSR initiatives.

Support for United Nations Global Compact

In October 2004 we announced our support for the ten principles of the United Nations Global Compact. The Global Compact asks companies to embrace, support and enact, within their sphere of influence, these ten principles in the area of human rights, labor standards, the environment, and anti-corruption. We intend to conduct periodic internal reviews covering our adherence to these principles, through which we will reveal any deficiencies in our approach, implement corrective initiatives, and clearly disclose what we have done. By making this cycle part of our normal operational process we are aiming to continuously improve the transparency and integrity of our business methods. We have also published a revised edition of our Mitsui Business Conduct Guidelines for Executives and Employees, which includes a new section on CSR-oriented management.

Centered on the CSR Promotion Committee, we intend to continue our pursuit of CSR management systems, promote CSR initiatives throughout the Group, and engage in ongoing dialogue with our stakeholders.

Operating performance

Consolidated Interim Operating Results

The operating performance of Mitsui and its subsidiaries (the “companies”) for the six-month period ended September 30, 2004 is summarized as follows:

Total Trading Transactions
Total trading transactions for the six-month period ended September 30, 2004 increased ¥776.8 billion, or 13.1% over the corresponding six-month period of the previous year, to ¥6,722.9 billion mainly attributable to:

–	the increase in transactions of steel products driven by demand from Chinese and other Asian markets and the increase in offshore trading transactions of iron ore in the Metal Products & Minerals Segment;

–	the increase at an energy related subsidiary and steel products related subsidiaries in the United States reflecting the rising prices of crude oil and steel products in the Americas Segment; and

–	higher overall market prices for petrochemicals in the Chemical Segment.

See note 2 to Trends in Company Performance (Consolidated) for an explanation on total trading transactions.

Earnings

Gross profit increased ¥60.0 billion to ¥352.5 billion mainly attributable to:

–	the increase at overseas iron and steel raw material related subsidiaries against strong demand from China and other Asian countries as well as higher prices of these commodities in the Metal Products & Minerals Segment;

–	higher oil price in this six-month period and the increase in the trading profit in crude oil trading at overseas subsidiaries and oil product trading at Mitsui in the Energy Segment; and

–	the increase of trading profit in commodity trading such as raw sugar and grain and the sale of large commercial facility in the United States in the Consumer Products & Services Segment.

Selling, general and administrative expenses increased ¥13.0 billion to ¥250.8 billion across the whole segments reflecting overall expanding business activities including acquisitions of subsidiaries such as Mitsui Norin Co., Ltd., which outweighed the decrease in employee pension benefit costs at Mitsui.

Dividend income increased ¥2.9 billion to ¥13.7 billion reflecting the increase in dividend from liquefied natural gas projects in the Middle East.

Gain on sales of securities — net increased ¥13.3 billion to ¥24.3 billion due to the sale of the stocks of an IT related subsidiary Telepark Corp. (formerly Mitsui & Associates Telepark Corporation) at its initial public offering and the sale of the marketable securities of a domestic telecommunication company.

Impairment loss of long-lived assets increased ¥1.6 billion to ¥8.6 billion due to a loss on the land held for development in Japan.

Other expense — net was ¥1.2 billion, improved by ¥10.1 billion compared with the loss of ¥11.3 billion in the corresponding six-month period of the previous year which contained the charges for the settlement of an antitrust lawsuit in the United States.

As a result of the above, income from continuing operations before income taxes, minority interests and equity in earnings increased ¥72.8 billion to ¥119.0 billion.

Equity in earnings of associated companies — net (after income tax effect) increased ¥10.1 billion to ¥26.2 billion, due to the strong performance of overseas mineral resources related associated companies. In addition, domestic associated companies reported overall improvement compared with the corresponding six-month period of the previous year.

As a result of these developments, net income increased ¥36.3 billion, or 140.5% over the corresponding six-month period of the previous year, to ¥62.1 billion, after the addition of income from discontinued operations — net of ¥0.7 billion which showed an improvement from a ¥5.1 billion loss mainly caused by a loss from the disposal of golf courses for the corresponding six-month period of the previous year.

Trends in Company Performance (Consolidated)

(Unaudited)

				(Millions of yen)

	Six-month period	Six-month period	Six-month period	Six-month period
	ended September	ended September	ended September	ended September
	30, 2004	30, 2003	30, 2002	30, 2001
Total Trading Transactions	¥6,722,917	¥5,946,101	¥5,455,283	¥5,594,166
Operating Income	98,020	51,068	49,076	45,937
Net Income	62,101	25,822	24,789	23,418

Notes:
1.	The figures shown in this table have been prepared on the basis of accounting principles generally accepted in the United States of America.
2.	Total Trading Transactions are a voluntary disclosure as permitted by Financial Accounting Standards Board Emerging Issues Task Force Issue (“EITF”) No. 99-19, and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total Trading Transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that Total Trading Transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.
3.	Operating Income reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.
4.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the prior period figures relating to discontinued operations have been reclassified.
5.	Figures are rounded to the nearest million yen.
(Millions of yen)

Trends in Company Performance (Non-Consolidated)

		(Millions of yen, except Net Income per Share)

	Six-month period	Six-month period	Six-month period	Six-month period
	ended September	ended September	ended September	ended September
	30, 2004	30, 2003	30, 2002	30, 2001
Sales	¥5,123,768	¥4,908,778	¥4,433,304	¥4,647,381
Net Income	40,646	6,397	8,506	7,106
Net Income per Share (yen)	¥25.68	¥4.04	¥5.37	¥4.48

Notes:
1.	Net Income per Share is calculated based on the average number of shares outstanding for the period. Beginning with the six-month period ended September 30, 2002, the average number of shares for the period has been calculated based on the number of shares issued minus treasury stock.
2.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are truncated.

Group information (as of September 30, 2004)

Principal Business
Mitsui & Co., Ltd. and its subsidiaries are general trading companies operating in the sectors of Metal Products & Minerals, Machinery, Electronics & Information, Chemical, Energy, Consumer Products & Services, and Transportation Logistics & Financial Markets. We carry out a variety of activities in each sector, including domestic sales, import and export, and international trading, and also operate a diverse range of service businesses. In addition, we engage in natural resource development, strategic business investment, and a broad range of other business initiatives.

Principal Offices & Trading Subsidiaries

■	Domestic:	Head Office	Chiyoda-ku, Tokyo

		Offices	Sapporo, Sendai, Nagoya, Osaka, Hiroshima, Fukuoka

		Branches	Niigata, Shizuoka, Toyama, Takamatsu

Note: There are 11 business sites in Japan other than the above (as of October 1, 2004).

■	Overseas:	Branches	Singapore, Kuala Lumpur, Manila

		Trading Subsidiaries	Mitsui & Co. (U.S.A.), INC.
Mitsui & Co. Europe Plc. (England)
Mitsui & Co. (Australia) Ltd.
Mitsui & Co. (Thailand) Ltd.
Mitsui & Co. (Middle East) E.C. (Bahrain)

Note: There are 151 business sites overseas other than the above (as of October 1, 2004).

Affiliated Companies of Mitsui & Co., Ltd.

Number of consolidated subsidiaries:	428

Number of associated companies accounted for by the equity method:	310

Employees

Total number of employees Mitsui & Co., Ltd. and its subsidiaries:	36,410 (of which, 6,024 are employees of Mitsui & Co., Ltd.)

Note: The total number of employees does not include 10,099 non-regular employees

Shares of Mitsui & Co., Ltd.

(1)	Number of shares authorized	2,500,000,000

(2)	Number of shares outstanding	1,583,687,322

(3)	Number of shareholders	110,115

Directors and Corporate Auditors (as of November 1, 2004)

Directors

Name	Title	Principal position / Area of operation
Nobuo Ohashi	Chairman and Director

Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer

Tasuku Kondo*	Director	Chief Financial Officer

Katsuto Momii*	Director	Iron & Steel Products Business Unit; Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit; Energy Business Unit

Tetsuya Matsuoka*	Director	Power, Transportation & Plant Projects Business Unit; Machinery Business Unit; Information, Electronics and Telecommunication Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit

Masataka Suzuki*	Director	Food & Retail Business Unit; Lifestyle Business Unit; Consumer Service Business Unit

Gempachiro Aihara*	Director	Regional Managing Director, Asia Organic Chemicals Business Unit; Plastics & Inorganic Chemicals Business Unit

Yushi Nagata*	Director	Corporate Staff Division (Corporate Planning & Strategy Division, Corporate Communications Division, Investor Relations Division, Corporate Administrative Division, Business Process Re-Engineering Division); Overall Administrative Divisions of Business Units; New Business Development;
Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Yasunori Yokote*	Director	Chief Compliance Officer Corporate Staff Division (Human Resources Division, Legal Division, General Affairs Division, Secretariat, Compliance & Operational Control Division)

Akishige Okada	Director	Chairman of the Board, Sumitomo Mitsui Financial Group, Inc., and Chairman of the Board, Sumitomo Mitsui Banking Corporation

Akira Chihaya	Director	Representative Director and Chairman of the Board of Directors of Nippon Steel Corporation

Corporate Auditors

Name	Principal position / Area of operation
Makoto Ejima

Ko Matsukata	Senior Advisor to Board of Mitsui Marine and Fire Insurance Co., Ltd.

Yasutaka Okamura	Attorney at law

Hiroshi Matsuura

Hideharu Kadowaki	Chairman of the Japan Research Institute, Limited.

Notes:
1.	Akishige Okada and Akira Chihaya are external directors, as provided for in Item 7-2, Clause 2, Article 188 of the Commercial Code of Japan.
2.	Ko Matsukata, Yasutaka Okamura, and Hideharu Kadowaki are the external Corporate Auditors, as provided for In Clause 1, Article 18, of the “Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations.” Makoto Ejima and Hiroshi Matsuura are the Corporate Auditors as provided for in Clause 2, Article 18, of the aforementioned law.
3.	Representative directors are indicated with an asterisk.

Executive Officers (as of November 1, 2004)

Name	Title	Principal position / Area of operation
Shoei Utsuda*	President and Chief Executive Officer

Tasuku Kondo*	Executive Vice President	Chief Financial Officer

Katsuto Momii*	Executive Vice President	Iron & Steel Products Business Unit; Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit; Energy Business Unit

Yasuo Hayashi	Executive Vice President	Managing Director of Mitsui & Co. Europe Plc

Tetsuya Matsuoka*	Senior Executive Managing Officer	Power, Transportation & Plant Projects Business Unit; Machinery Business Unit; Information, Electronics and Telecommunication Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit

Masataka Suzuki*	Senior Executive Managing Officer	Foods & Retail Business Unit; Lifestyle Business Unit; Consumer Service Business Unit

Gempachiro Aihara*	Senior Executive Managing Officer	Regional Managing Director, Asia Organic Chemicals Business Unit; Plastics & Inorganic Chemicals Business Unit

Yushi Nagata*	Senior Executive Managing Officer	Corporate Staff Division (Corporate Planning and Strategy Division, Corporate Communications Division, Investor Relations Division, Corporate Administrative Division, Business Process Re-Engineering Division); Overall Administrative Divisions of Business Units; New Business Promotion;
Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Jun Moriyama	Executive Managing Officer	General Manager, Nagoya Office

Hiroshi Tada	Executive Managing Officer	Chairman for the Americas

Motokazu Yoshida	Executive Managing Officer	Chief Operating Officer, Machinery Business Unit

Yoshiyuki Kagawa	Executive Managing Officer	Chief Operating Officer, Energy Business Unit

Yasunori Yokote*	Executive Managing Officer	Chief Compliance Officer Corporate Staff Division (Human Resources Division, Legal Division, General Affairs Division, Secretariat, Compliance & Operational Control Division)

Yoshiyuki Izawa	Executive Managing Officer	General Manager, Osaka Office

Osamu Mori	Executive Managing Officer	Chief Operating Officer, Financial Markets Business Unit

Kazuya Imai	Executive Managing Officer	General Manager, Internal Auditing Division Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Toshihiro Soejima	Executive Managing Officer	Chief Representative of Mitsui & Co., Ltd., in China

Satoru Miura	Executive Managing Officer	Chief Operating Officer, Iron & Steel Products Business Unit

Masayoshi Sato	Executive Managing Officer	Chief Operating Officer, Foods & Retail Business Unit

Kenji Dewa	Executive Managing Officer	Chief Operating Officer, Organic Chemicals Business Unit

Michio Matsuda	Executive Managing Officer	Chief Operating Officer, Power, Transportation & Plant Projects Business Unit

Ken Abe	Executive Managing Officer	Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit

Takeshi Ohyama	Managing Officer	General Representative of Mitsui & Co., Ltd., in Indonesia

Takao Sunami	Managing Officer	General Manager, Fukuoka Office

Hirokazu Mizukami	Managing Officer	Deputy Chief Operating Officer, Foods & Retail Business Unit

Junichi Matsumoto	Managing Officer	Chief Operating Officer, Transportation Logistics Business Unit

Kazuo Tasaka	Managing Officer	Deputy Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit

Shunichi Miyazaki	Managing Officer	General Manager, Consumer Products & Services Administrative Division

Shinjiro Ogawa	Managing Officer	Chief Operating Officer, Information Electronics and Telecommunication Business Unit

Toshimasa Furukawa	Managing Officer	General Manager, Machinery, Electronics & Information Administrative Division

Akio Ikeda	Managing Officer	Chairman & Managing Director, Mitsui & Co. (Australia) Ltd.

Hiroshi Ito	Managing Officer	Chief Operating Officer, Consumer Service Business Unit

Jitsuro Terashima	Managing Officer	President, Mitsui Global Strategic Studies Institute

Motonori Murakami	Managing Officer	General Manager, General Accounting & Risk Management Division

Kyoichi Endo	Managing Officer	Managing Director, Mitsui & Co. UK PLC

Toshio Awata	Managing Officer	Chief Information Officer General Manager, Business Process Re-Engineering Division

Koji Nakamura	Managing Officer	Chief Operating Officer, Plastics & Inorganic Chemicals Business Unit

Toru Kitamura	Managing Officer	Chief Operating Officer, Lifestyle Business Unit

Kenichi Yamamoto	Managing Officer	General Manager, Human Resources Division

Masaaki Murakami	Managing Officer	General Manger, Chemical Administrative Division

Note: Representative directors are indicated with an asterisk.

Consolidated Balance Sheets (Unaudited)

ASSETS
Millions of yen	September 30, 2004	March 31, 2004
Current Assets:
Cash and cash equivalents	¥626,801	¥638,299
Time deposits	26,351	46,710
Marketable securities	35,484	29,337
Trade receivables:
Notes and loans, less unearned interest	488,797	467,380
Accounts	1,736,014	1,706,850
Associated companies	198,538	186,373
Allowance for doubtful receivables	(21,314)	(22,498)
Inventories	560,433	513,016
Advance payments to suppliers	75,657	62,038
Deferred tax assets—current	30,547	31,473
Other current assets	331,117	275,496
Total current assets	4,088,425	3,934,474
Investments and Non-current Receivables:
Investments in and advances to associated companies	830,301	726,521
Other investments	603,483	617,189
Non-current receivables, less unearned interest	494,646	485,446
Allowance for doubtful receivables	(108,404)	(110,098)
Property leased to others—at cost, less accumulated depreciation	210,196	230,311
Total investments and non-current receivables	2,030,222	1,949,369
Property and Equipment—at Cost:
Land, land improvements and timberlands	215,042	220,842
Buildings, including leasehold improvements	332,659	329,405
Equipment and fixtures	418,391	395,010
Mineral rights	77,645	27,349
Vessels	15,674	18,215
Projects in progress	28,995	26,224
Total	1,088,406	1,017,045
Accumulated depreciation	(430,585)	(417,906)
Net property and equipment	657,821	599,139
Intangible Assets, less Accumulated Amortization	95,837	90,809
Deferred Tax Assets—Non-current	31,589	32,406
Other Assets	120,826	109,831
Total	¥7,024,720	¥6,716,028

Note:	Mineral rights are classified as “Property and Equipment—at Cost” at September 30, 2004, which were formerly included in “Intangible Assets, less Accumulated Amortization.” The figures at March 31, 2004 have been reclassified to conform to the current period presentation.

LIABILITIES AND SHAREHOLDERS' EQUITY
Millions of yen	September 30, 2004	March 31, 2004
Current Liabilities:
Short-term debt	¥592,685	¥646,746
Current maturities of long-term debt	261,731	357,675
Trade payables:
Notes and acceptances	125,377	124,321
Accounts	1,498,455	1,467,516
Associated companies	86,392	76,360
Accrued expenses:
Income taxes	36,792	32,628
Interest	22,311	20,210
Other	53,762	39,522
Advances from customers	94,603	83,273
Other current liabilities	266,038	185,534
Total current liabilities	3,038,146	3,033,785
Long-term Debt, less Current Maturities	2,730,739	2,541,221
Accrued Pension Costs and Liability for Severance Indemnities	49,723	52,296
Deferred Tax Liabilities—Non-current	86,820	47,387
Minority Interests	84,558	78,061
Shareholders’ Equity:
Common stock	192,493	192,487
Capital surplus	288,041	287,763
Retained earnings:
Appropriated for legal reserve	37,038	36,633
Unappropriated	604,892	549,521
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	64,195	69,729
Foreign currency translation adjustments	(142,962)	(161,454)
Minimum pension liability adjustment	(5,484)	(5,743)
Net unrealized gains and losses on derivatives	(2,778)	(3,996)
Total accumulated other comprehensive loss	(87,029)	(101,464)
Treasury stock, at cost	(701)	(1,662)
Total shareholders’ equity	1,034,734	963,278
Total	¥7,024,720	¥6,716,028

Statements of Consolidated Income

(Unaudited)

Millions of yen	Six-month period ended September 30, 2004	Six-month period ended September 30, 2003 As restated
Revenues:
Sales of products	¥1,466,835	¥1,204,048
Sales of services	207,772	205,802
Other sales	55,974	30,316
Total revenues	1,730,581	1,440,166
Total Trading Transactions: Six-month period ended September 30, 2004, ¥ 6,722,917 million Six-month period ended September 30, 2003, ¥ 5,946,101 ,million
Cost of Revenues:
Cost of products sold	1,327,416	1,111,810
Cost of services sold	28,674	20,016
Cost of other sales	21,983	15,880
Total cost of revenues	1,378,073	1,147,706
Gross Profit	352,508	292,460
Other Expenses (Income):
Selling, general and administrative.	250,799	237,803
Provision for doubtful receivables	3,689	3,589
Interest (income) expense—net	(357)	1,507
Dividend income	(13,671)	(10,836)
Gain on sales of securities—net	(24,322)	(11,063)
Loss on write-down of securities	8,036	6,561
(Gain) loss on disposal or sales of property and equipment—net	(443)	462
Impairment loss of long-lived assets	8,597	6,961
Other expense—net	1,158	11,303
Total other expenses	233,486	246,287
Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	119,022	46,173
Income Taxes:
Current	40,274	18,874
Deferred	36,225	6,635
Total	76,499	25,509

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Income from Continuing Operations before Minority Interests and Equity in Earnings	42,523	20,664
Minority Interests in Earnings of Subsidiaries	(7,367)	(3,582)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	26,233	16,096
Income from Continuing Operations	61,389	33,178
Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)	712	(5,071)
Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)	—	(2,285)
Net Income	¥62,101	¥25,822

Notes:
1.	In accordance with the Securities and Exchange Commission Regulation S-X and EITF No. 99-19, the companies have classified their revenues by major class and reported certain revenue transactions with corresponding costs on a gross basis. The prior period figures of “Revenues” and “Cost of Revenues” have been restated to conform to the current period presentation.
2.	In accordance with SFAS No. 144, the figures for the six-month period ended September 30, 2003 relating to discontinued operations have been reclassified.
3.	Total trading transactions are a voluntary disclosure as permitted by EITF No. 99-19, and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent.

Statements of Consolidated Cash Flows

(Unaudited)

Millions of yen	Six-month period ended September 30, 2004	Six-month period ended September 30, 2003
Operating Activities:
Net income	¥62,101	¥25,822
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,395	27,025
Pension and severance costs, less payments	(12,933)	(416)
Provision for doubtful receivables	3,689	3,589
Gain on sales of securities—net	(24,322)	(11,063)
Loss on write-down of securities	8,036	6,561
(Gain) loss on disposal or sales of property and equipment—net	(443)	462
Impairment loss of long-lived assets	8,597	6,961
Deferred income taxes	36,225	6,635
Equity in earnings of associated companies, less dividends received	(5,764)	(9,291)
(Gain) loss from discontinued operations—net (after income tax effect)	(712)	5,071
Cumulative effect of change in accounting principle (after income tax effect)	—	2,285
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(42,978)	94,235
(Increase) decrease in inventories	(37,183)	5,938
Increase (decrease) in trade payables	31,077	(73,990)
Other—net	26,339	12,461
Net cash provided by operating activities	85,124	102,285
Investing Activities:
Net decrease in time deposits	21,387	1,603
Investments in and advances to associated companies	(68,956)	(141,712)
Sales of investments in and collection of advances to associated companies	7,943	59,869
Acquisitions of other investments	(60,968)	(77,749)
Proceeds from sales of other investments	51,957	84,821
Increase in long-term loan receivables	(23,650)	(21,722)
Collection of long-term loan receivables	34,818	40,749
Additions to property leased to others and property and equipment	(98,968)	(58,101)
Proceeds from sales of property leased to others and property and equipment	23,256	21,915
Net cash used in investing activities	(113,181)	(90,327)
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Financing Activities:
Net decrease in short-term debt	(53,017)	(142,602)
Proceeds from long-term debt	355,191	452,898
Repayments of long-term debt	(284,367)	(340,442)
Purchases of treasury stock—net	(229)	(99)
Payments of cash dividends	(6,325)	(6,327)
Net cash provided by (used in) financing activities	11,253	(36,572)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	5,306	(7,236)
Net Decrease in Cash and Cash Equivalents	(11,498)	(31,850)
Cash and Cash Equivalents at Beginning of Period	638,299	694,813
Cash and Cash Equivalents at End of Period	¥626,801	¥662,963

Note:	In accordance with SFAS No. 144, the figures for the six-month period ended September 30, 2003 relating to discontinued operations have been reclassified.

Operating Segment Information

(Unaudited)

The companies allocate their resources and review their performance by operating segments comprised of the business units of the Head Office, overseas branches and offices, and overseas trading subsidiaries. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into six product-focused reportable operating segments and three region-focused reportable operating segments.

Six-month period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)				(Millions of yen)

	Metal Products	Machinery,	Chemical	Energy	Consumer	Logistics &
	& Minerals	Electronics &			Products &	Financial
		Information			Services	Markets
Total Trading Transactions:
External customers	1,268,372	1,320,317	904,448	660,348	1,332,067	42,774
Intersegment	117,362	73,514	205,854	52,826	55,373	2,100
Total	1,385,734	1,393,831	1,110,302	713,174	1,387,440	44,874
Gross Profit	57,088	62,533	39,214	41,831	77,726	22,189
Operating Income (Loss)	31,280	11,864	8,392	23,370	17,711	9,460
Net Income	22,014	16,847	6,375	23,739	9,736	6,630
Total Assets at September 30, 2004	1,135,092	1,206,202	680,823	727,389	1,079,327	372,071

	Americas	Europe	Other	Total	All Other	Adjustments	Consolidated
			Overseas			and	Total
			Areas			Eliminations
Total Trading Transactions:
External customers	594,936	196,637	390,024	6,709,923	11,891	1,103	6,722,917
Intersegment	241,668	205,521	478,013	1,432,231	5,326	(1,437,557)	—
Total	836,604	402,158	868,037	8,142,154	17,217	(1,436,454)	6,722,917
Gross Profit	23,325	10,389	12,596	346,891	5,776	(159)	352,508
Operating Income (Loss)	6,605	1,628	4,094	114,404	(425)	(15,959)	98,020
Net Income	6,997	2,545	6,992	101,875	167	(39,941)	62,101
Total Assets at September 30, 2004	433,561	306,216	255,263	6,195,944	2,200,156	(1,371,380)	7,024,720

Six-month period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)				(Millions of yen)

	Metal Products	Machinery,	Chemical	Energy	Consumer	Logistics &
	& Minerals	Electronics &			Products &	Financial
		Information			Services	Markets
Total Trading Transactions:
External customers	1,054,524	1,274,942	734,116	675,051	1,267,959	41,928
Intersegment	133,501	78,863	192,119	54,172	59,509	16,099
Total	1,188,025	1,353,805	926,235	729,223	1,327,468	58,027
Gross Profit	36,725	62,014	43,235	25,266	64,128	15,584
Operating Income (Loss)	13,280	11,675	14,933	9,030	10,445	4,183
Net Income (Loss)	10,886	10,954	6,294	10,412	6,086	1,622
Total Assets at September 30, 2003	943,239	1,206,563	588,226	536,641	1,073,408	290,022

	Americas	Europe	Other	Total	All Other	Adjustments	Consolidated
			Overseas			and	Total
			Areas			Eliminations
Total Trading Transactions:
External customers	422,614	170,808	301,027	5,942,969	11,594	(8,462)	5,946,101
Intersegment	229,268	155,341	384,978	1,303,850	4,858	(1,308,708)	—
Total	651,882	326,149	686,005	7,246,819	16,452	(1,317,170)	5,946,101
Gross Profit	20,905	9,121	11,594	288,572	4,759	(871)	292,460
Operating Income (Loss)	4,465	979	3,232	72,222	(1,547)	(19,607)	51,068
Net Income (Loss)	(112)	444	5,309	51,895	(1,499)	(24,574)	25,822
Total Assets at September 30, 2003	388,981	213,527	208,133	5,448,740	2,080,722	(1,058,469)	6,470,993

Notes:
1.	In accordance with SFAS No. 144, the figures of “Consolidated Total” for the six-month period ended September 30, 2003 have been reclassified. The reclassifications to “Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”
2.	Effective April 1, 2004, the companies integrated the business operations of their domestic branches and offices into business units in the Head Office, reorganized business units in the Head Office, and the composition of reportable operating segments was changed in the six-month period ended September 30, 2004. The operating segment information for the six-month period ended September 30, 2003 has been restated to conform to the current period presentation. The primary changes are as follows:
(a)	The former “Domestic Branches and Offices” was abolished and transferred to each product-focused operating segment in the Head Office based on the nature of previous operations.
(b)	Certain operations, which had been included in “Metal Products and Minerals” and “All Other,” were reported as “Logistics & Financial Markets.”
(c)	The media-related businesses oriented to consumers, which had been included in “Machinery, Electronics & Information,” were transferred to “Consumer Products & Services.”
3.	“All Other” includes business activities which primarily provides services, such as development and marketing of systems, financing service, and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2004 and 2003 consist primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
4.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of inter-segment transactions.
Net loss of “Adjustments and Eliminations” for the six-month period ended September 30, 2004 includes a) a charge of ¥19,118 million for the valuation allowance for deferred tax assets and b) ¥8,487 million in general and administrative expenses of the corporate departments (all amounts are after income tax effects).
Net loss of “Adjustments and Eliminations” for the six-month period ended September 30, 2003 includes a) a charge of ¥11,868 million for pension related items and b) ¥6,355 million in general and administrative expenses of the corporate departments excluding pension costs (all amounts are after income tax effects).
5.	Transfers between operating segments are made at cost plus a markup.
6.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

Non-Consolidated Balance Sheets

ASSETS
Millions of yen	September 30, 2004	March 31, 2004
Current Assets
Cash and Time Deposits	¥233,021	¥329,591
Notes Receivable, Trade	237,526	230,003
Accounts Receivable, Trade	1,328,594	1,249,766
Securities	212,847	164,730
Inventories	192,073	189,322
Advance Payments to Suppliers	35,547	38,257
Short-Term Loans Receivable	217,573	185,172
Deferred Tax Assets—Current	12,940	12,313
Other	243,384	187,616
Allowance for Doubtful Receivables	(15,826)	(13,981)
Total Current Assets	2,697,682	2,572,792
Non-Current Assets
Tangible Assets (Net)	113,621	118,658
Intangible Assets	25,908	22,792
Investments and Other Assets Investments in Securities and Affiliated Companies	1,140,768	1,121,712
Long-Term Loans Receivable	114,813	136,121
Deferred Tax Assets—Non-Current	50,190	72,650
Other	311,806	315,731
Allowance for Doubtful Receivables	(115,768)	(137,399)
Total Investments and Other Assets	1,501,810	1,508,817
Total Non-Current Assets	1,641,339	1,650,269
Total Assets	¥4,339,022	¥4,223,061

LIABILITIES AND SHAREHOLDERS’ EQUITY
Millions of yen	September 30, 2004	March 31, 2004
Current Liabilities
Notes Payable, Trade	¥77,065	¥79,696
Accounts Payable, Trade	1,024,768	957,808
Short-Term Borrowings	214,257	300,859
Commercial Paper	50,000	90,000
Accounts Payable, Other	127,715	141,216
Advances from Customers	42,775	48,665
Other	103,863	80,001
Total Current Liabilities	1,640,446	1,698,248
Long-Term Liabilities
Bonds	548,400	493,400
Convertible Bonds	92,775	92,786
Long-Term Borrowings	1,264,074	1,175,677
Liability for Retirement Benefits	7,030	6,458
Other	49,783	53,815
Total Long-Term Liabilities	1,962,064	1,822,138
Total Liabilities	3,602,510	3,520,386
Shareholders’ Equity
Common Stock	192,492	192,487
Capital Surplus
Capital Reserve	218,979	218,708
Other Capital Surplus	13	7
Total Capital Surplus	218,992	218,715
Retained Earnings
Legal Reserve	27,745	27,745
Voluntary Reserves	188,305	190,670
Unappropriated Retained Earnings	42,180	5,564
Total Retained Earnings	258,231	223,980
Net Unrealized Gain on Available-for-Sale Securities	67,343	69,003
Treasury Stock	(548)	(1,511)
Total Shareholders’ Equity	736,511	702,674
Total Liabilities and Shareholder’s Equity	¥4,339,022	¥4,223,061

Notes:
1.	Figures are rounded down to the nearest million yen.
2.	For the six-month period ended September 30, 2004, the amounts of the items listed below were as follows:
	(1)	Accumulated depreciation of tangible assets:		¥99,801 million
	(2)	Pledged Assets:		¥62,033 million
	(3)	Guarantees and contingent liabilities:
		1)	Guarantees:	¥1,196,416 million
(Including ¥102,778 million of commitments and other letters similar to guarantees)
		2)	Notes receivable discounted:	¥62,285 million

Non-Consolidated Statements of Income

Millions of yen	Six-month period ended September 30, 2004	Six-month period ended September 30, 2003
Sales	¥5,123,768	¥4,908,778
Cost of Sales	5,006,438	4,802,089
Gross Profit	117,330	106,689
Selling, General and Administrative Expenses	103,184	97,933
Operating Profit	14,146	8,755
Non-Operating Income
Interest Income	7,658	7,721
Dividend Income	74,484	29,191
Other	4,488	3,229
Total Non-Operating Income	86,631	40,142
Non-Operating Expenses
Interest Expense	7,904	7,068
Other	7,208	4,313
Total Non-Operating Expenses	15,113	11,381
Ordinary Profit	85,664	37,516
Extraordinary Gains
Gain on Sales of Tangible Assets	96	478
Gain on Sales of Investments in Securities and Affiliated Companies	19,748	13,422
Total Extraordinary Gains	19,844	13,901
Extraordinary Losses
Loss on Sales of Tangible Assets	466	620
Loss on Devaluation of Tangible Assets	—	3,426
Impairment Losses	5,321	—
Loss on Sales of Investments in Securities and Affiliated Companies	162	242
Loss on Write-Down of Investments in Securities and Affiliated Companies	16,804	20,399
Provision for Doubtful Receivables from Affiliated Companies	5,695	16,749
Total Extraordinary Losses	28,450	41,437
Income before Income Taxes	77,059	9,980
Income Taxes—Current	13,475	6,404
Income Taxes—Deferred	22,937	(2,821)
Net Income	40,646	6,397
Unappropriated Retained Earnings at Beginning of Period	1,534	136
Unappropriated Retained Earnings at End of Period	¥42,180	¥6,534

Notes:
1.	Figures are rounded down to the nearest million yen.
2.	Net income per share for the six-month period ended September 30, 2004: ¥25.68